For period ending   June 30, 2013          77D/Q1

File number 811-6637

On January 28, 2013 the UBS U.S. Equity Alpha Fund became the UBS U.S. Defensive Equity Fund.

The Fund?s 80% policy changed from investing, under normal circumstances, at least 80% of its net assets(plus borrowings for investment purposes, if any) in equity securities of US companies to investing, undernormal circumstances, at least 80% of its net assets (plus borrowings for investment purposes, if any) inequity and/or equity-related instruments of US companies. Equity-related instruments include securities or other instruments that derive their value from equity securities and may include such instruments as short sales of equity securities, and futures and options on equity securities.

The Advisor will manage the Fund?s equity risk by utilizing an options-based strategy designed to seek to reduce systematic market risk in the Fund?s portfolio in extreme down markets. The Advisor will regularly purchase and sell exchange-traded and over-the-counter put and call options on securities and indices in order to hedge the Fund?s portfolio to seek to limit the Fund?s downside equity risk in extreme down markets. The Advisor believes that the options-based overlay strategy will provide the Fund with reduced downside equity risk in extreme down markets in an efficient and price-sensitive manner, while enabling the Fund to participate in rising equity markets.

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